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                                                                  EXHIBIT (a)(8)

                                  NEWS RELEASE

                               [MOORE LETTERHEAD]

                 MOORE ENTERS DEFINITIVE AGREEMENT TO ACQUIRE
                           LEADING SYSTEMS INTEGRATOR
      Moore builds on high margin - high technology growth strategy as the leading provider of label systems solutions

TORONTO, ON & CHICAGO, IL, (April 23, 1997) - Moore Corporation Limited announced today it has entered into a definitive agreement with The Peak Technologies Group, Inc. to merge in an all-cash transaction valued at approximately US$210 million. Moore Corporation, through an indirect wholly owned subsidiary, will commence an all-cash tender offer for all outstanding shares of The Peak Technologies Group, Inc. stock at a price of $18.00 per share.

        Peak is the leading systems integrator in the high growth $12 billion bar code-based data capture market, a part of which forms a significant component of the label & labels systems industry.

        Reto Braun, chairman & CEO of Moore Corporation said, "This acquisition moves Moore another step forward in our strategy to increase the percentage of our revenues coming from the high technology segment of our business which brings higher margin and higher growth. Peak complements Moore's position as the global leader in label systems and brings to Moore leading edge technologies in bar code-based data capture systems as well as a strong track record in capturing increased market share."

       Peak is the world's largest systems integrator of bar code-based data capture systems and equipment. Peak has approximately 1,000 employees in 110 locations in the U.S. and Europe. Revenues in 1996 were US$216 million. As Peak does not manufacture labels, Moore will provide products from of its worldwide plants to Peak's customers.

       Nicholas Toms, chairman & CEO of The Peak Technologies Group, Inc.
said, "We are pleased to join Moore's team and look forward to serving our mutual customers worldwide. I am confident that our combined expertise will result in providing customers with superior data capture and labeling solutions better and faster than anyone else in the labels and label systems industry."

        James Wyner, president of Labels and Label Systems at Moore said, "This acquisition will double our segment revenues and significantly enhance Moore's broad range of label systems products and services from consultation and assessment to design and delivery. Peak further complements our operations by bringing new customer segments and additional capabilities that will generate highly profitable incremental growth for Moore."

        The offer is conditioned upon, among other things, the tendering of at least a majority of the outstanding shares of The Peak Technologies Group, Inc. and the expiration of governmental waiting periods related to acquisitions.

                                      ###

Moore Corporation Limited (T&E, ME, NYSE: MCL) is the leading global partner helping companies communicate through print and digital technologies. As the leading supplier of document formulated information, print outsourcing and data-based marketing, Moore designs, manufactures and delivers business communications products, services and solutions to customers. Founded in 1982, Moore has approximately 19,000 employees and over 100 manufacturing facilities serving customers in 47 countries. Sales in 1996 were US$2.5 billion. The Moore internet address is http;//www.moore.com.

        The Peak Technologies Group, Inc. (NASDAQ: Peak) is the dominant integrator of data capture, printing and service solutions around the globe. Offering its customers Peak's software and professional services along with "best of breed" hardware from the leading manufacturers. Peak operates from 110 locations worldwide, 80 of which are in the United States and Canada and 30 of which are in Europe. The Peak internet address is www.peaktech.com.